Via E-Mail

United States Securities and Exchange Commission
Washington D.C. 20549
Attn:       Jennifer Gowetski
Senior Counsel

RE:          RJO Global Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
File March 22, 2013
File No. 000-22887

Dear Ms. Gowetski:

We have received your letter dated December 23, 2013, and offer the following information in response to your request.  Please note, we do not believe any of the requested information requires an amendment to the original submission and as such, our response is limited to the contents of this letter.

General
1.
Noted.  In the future, R.J. O’Brien Fund Management, LLC (“RJOFM”), Managing Owner of the RJO Global Trust (“Trust”), will provide detailed analysis regarding allocations to various Trading Advisors and any adjustments thereto.

2.
Redemptions are funded from excess cash on deposit in the fund.  RJOFM knows the amount of redemptions prior to month end and communicates trading level adjustments to Trading Advisors as of the first business day of each month.  Trading level is typically adjusted for redemptions, trading profit and loss, and fees.

Item 5. Market for the Registrant’s Units and Related Security Holder Matters and Issuer Purchases of Equity Securities, p. 14

3.	In future submissions, RJOFM will set forth the approximate number of unitholders in the Trust in addition to the number of units held by both beneficial owners and the Managing Owner.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, p. 15

4.
Asset Allocation- As of December 31, 2012, the market sectors having the largest exposure were agriculture having a net long value of $308,344, energy having a net short value of 126,33, and currencies having a net short value of $91,581.  Indices, rates and metals had immaterial exposure at that date.  RJOFM will include this breakout in futures submissions.

5.	Noted. In futures submissions, RJOFM will disclose the amount of Partnership interest in each type of investment vehicle.

RJOFM is agrees and acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;
2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3)	RJOFM may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 312-373-4814, should you have any questions or require additional information in this regard.

Very truly yours,

Julie M. DeMatteo
Managing Director
R.J. O’Brien Fund Management, LLC